SECURITIES AND EXCHANGE COMMISSION

Washington, DC 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

Pursuant to Rule 13a-16 or 15d-16 of

the Securities Exchange Act of 1934

September 24, 2010

Commission File Number	Translation of registrant's name into English; Address of principal executive offices
BHP Billiton Limited (ABN 49 004 028 077) 180 LONSDALE STREET, MELBOURNE, VICTORIA 3000 AUSTRALIA
-	BHP Billiton Plc (REG. NO. 3196209) NEATHOUSE PLACE, VICTORIA, LONDON, UNITED KINGDOM

Indicate by check mark whether the registrant files or will

file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F   X            Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the

Securities Exchange Act of 1934.

Yes            No   X

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-.

NEWS RELEASE
Release Time        IMMEDIATE
Date        24 September 2010
Number        25/10

BHP BILLITON APPROVES MACEDON GAS DEVELOPMENT
IN WESTERN AUSTRALIA

BHP Billiton today announced approval for development of the Macedon gas field in the Exmouth Sub-basin, Western Australia.

The Macedon Gas Development, to be operated by BHP Billiton, will commercialise natural gas from offshore production lease WA-42-L, located 100 kilometres west of Onslow. First production is expected during calendar year 2013. Recoverable reserves for the Macedon field are between 400 and 750 billion cubic feet of gas. Project costs will be approximately US$1.5 billion, of which BHP Billiton’s share will be 71.43 percent (approximately US$1,050 million). The balance will be invested by joint venture partner Apache Northwest with a 28.57 percent interest.

The Macedon project involves four offshore production wells supplying a wet gas pipeline to an onshore gas treatment plant to be constructed at Ashburton North, 17 kilometres south west of Onslow. A sales gas pipeline will be connected to the Dampier to Bunbury Natural Gas Pipeline for sale to the domestic gas market in Western Australia. The gas plant will have a design capacity of 200 million standard cubic feet per day.

J. Michael Yeager, Chief Executive BHP Billiton Petroleum said today that the Macedon project would be an important addition to the Company’s portfolio of Western Australian projects.

“Macedon will be a valuable asset for our Company and will improve the security for domestic gas supplies in both the short and medium term for Western Australia. It will be the first development in the important Ashburton North area and will make a strong contribution to the overall growth of our Petroleum operations in Western Australia” he said.

Proposals to develop the project were subject to a comprehensive environmental assessment process that involved extensive consultation with the local community and other key stakeholders.

The Macedon Gas Development will build on BHP Billiton’s existing producing interests in the north west region of Australia including its operated Stybarrow and Pyrenees projects and non-operated North West Shelf Venture.

Further information on BHP Billiton can be found on our Internet site: www.bhpbilliton.com

Australia
Amanda Buckley, Media Relations
Tel: +61 3 9609 2209 Mobile: +61 419 801 349
email: Amanda.Buckley@bhpbilliton.com

Kelly Quirke, Media Relations
Tel: +61 3 9609 2896 Mobile: +61 429 966 312
email: Kelly.Quirke@bhpbilliton.com

Fiona Martin, Media Relations
Tel: +61 3 9609 2211 Mobile: +61 427 777 908
email: Fiona.Martin2@bhpbilliton.com

Leng Lau, Investor Relations
Tel: +61 3 9609 4202 Mobile: +61 403 533 706
email: Leng.Y.Lau@bhpbilliton.com

Brendan Harris, Investor Relations
Tel: +61 3 9609 4323 Mobile: +61 437 134 814
email: Brendan.Harris@bhpbilliton.com

United Kingdom & South Africa
Andre Liebenberg, Investor Relations
Tel: +44 20 7802 4131 Mobile: +44 7920 236 974
email: Andre.Liebenberg@bhpbilliton.com

Illtud Harri, Media Relations
Tel: +44 20 7802 4195 Mobile: +44 7920 237 246
email: Illtud.Harri@bhpbilliton.com

Americas
Scott Espenshade, Investor Relations
Tel: +1 713 599 6431   Mobile: +1 713 208 8565
email: Scott.Espenshade@bhpbilliton.com

Ruban Yogarajah, Media Relations
Tel: US +1 713 966 2907 or UK +44 20 7802 4033
Mobile: UK +44 7827 082 022
email: Ruban.Yogarajah@bhpbilliton.com

BHP Billiton Limited ABN 49 004 028 077
Registered in Australia
Registered Office: 180 Lonsdale Street
Melbourne Victoria 3000 Australia
Tel +61 1300 55 4757 Fax +61 3 9609 3015

BHP Billiton Plc Registration number 3196209
Registered in England and Wales
Registered Office: Neathouse Place
London SW1V 1BH United Kingdom
Tel +44 20 7802 4000 Fax +44 20 7802 4111

Members of the BHP Billiton group which is headquartered in Australia

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

BHP Billiton Limited (ABN 49 004 028 077)
Date : September 24, 2010	By:	/s/ Jane McAloon
	Name:	Jane McAloon
	Title:	Group Company Secretary